

June 7, 2021

Richard D. Bertel
Chief Executive Officer
Integrated Rail and Resources Acquisition Corp.
6100 Southwest Boulevard, Suite 320
Fort Worth, Texas 76109

      Re: Integrated Rail and Resources Acquisition Corp.
          Registration Statement on Form S-1
          Filed May 21, 2021
          File No. 333-256381

Dear Mr. Bertel:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed on May 21, 2021

Principal Stockholders, page 128

1. Please expand your disclosure in footnote (3) to identify the natural persons who serve as members of the board of managers of DHIP NRI Management Partners LLC and RGPC Capital Investments LLC.

Exhibits

2. We note that Section 9.3 of your Warrant Agreement filed as Exhibit 4.4 provides that "any action, proceeding or claim against it arising out of or relating in any way to this Agreement may be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York" and that the provision "will not apply to suits brought to enforce any liability or duty created by the Exchange

Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum." Please revise this provision to state the extent to which the provision applies to actions arising under the Securities Act. In that regard, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Also, please revise the disclosure in your prospectus to disclose that your warrant agreement contains this provision, the extent to which the provision applies to federal securities law claims, and the risks related to this provision, including but not limited to, increased costs for investors to bring a claim and that these provisions can discourage claims or limit an investor's ability to bring a claim in a judicial forum that they find favorable, and address that there is uncertainty about the enforceability of such a provision.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Anderegg at 202-551-3342 or Jennifer Lopez-Molina at 202-551-3792 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services